February 13, 2009

VIA EDGAR

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	NIC Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008

File No. 000-26621

Dear Ms. Garnett:

We are in receipt of your letter of February 5, 2009 providing a comment on NIC Inc.'s (the "Company" or “NIC”) Form 10-K for the year ended December 31, 2007. The Company’s detailed response to the Staff’s comment is discussed below.

Item 1A. Risk Factors

General

1.

Your response to prior comment 5 states that you do not have the types of patents, trademarks, licenses, etc. as contemplated by Item 101(c)(1)(iv) of Regulation S-K. The risk factor at the top of page 19, however, states that you regard your copyrights, patents, trademarks, trade dress, trade secrets and similar intellectual property as important to your success. Please revise the risk factor in the future to clarify, if true, that you do not hold copyrights, patents, or trademarks for your intellectual property and discuss the additional risks associated with the lack of protection for your proprietary applications.

Response: In our initial response, we stated that the Company did not believe that it had the types of patents, trademarks, licenses, etc. as contemplated by Item 101(c)(1)(iv) of Regulation S-K that are of such significance to the Company to merit specific disclosure. We then described the types of intellectual property protections that the Company does rely upon, stating that the Company relies on a combination of nondisclosure and other contractual arrangements with governments, its employees, subcontractors and other third parties, copyrights and privacy and trade secret laws to protect and limit the distribution of the proprietary software applications, documentation and processes it has developed in connection with the eGovernment services it offers. We do not believe that these types of intellectual property protections are included in Item 101(c)(1)(iv), so we have not previously disclosed these in Item 1. Nevertheless, as noted in our initial response, in future filings, the Company will provide disclosure under Item 1, Technology and Operations, similar to that in the risk factors regarding intellectual property and licenses in Item 1A on page 19.

Given the intellectual property protections outlined above, the Company does not believe that there is a lack of protection of its intellectual property requiring risk factor disclosure beyond

Ms. Karen J. Garnett

February 13, 2009

that already provided in Item 1A. In future filings, the Company will revise the first sentence of the risk factor on page 19 to identify only the types of intellectual property protections that are relied upon by the Company.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has further questions or comments after reviewing the Company's response to your letter, please do not hesitate to contact me directly at (913) 754-7007.

Very truly yours,

NIC INC.

/s/Stephen M. Kovzan

Stephen M. Kovzan

Chief Financial Officer

CC:	Harry H. Herington - Chief Executive Officer, NIC Inc.

William F. Bradley, Jr. – Chief Operating Officer and General Counsel, NIC Inc.

James L. Gegg, PricewaterhouseCoopers LLP

James S. Swenson - Stinson Morrison Hecker LLP